

Mail Stop 4546

August 15, 2016

<u>Via E-mail</u>
Matthew K. Harbaugh
Senior Vice President and Chief Financial Officer
Mallinckrodt plc
Perth House, Millennium Way
Chesterfield, Derbyshire, S41 8ND
United Kingdom

> **Re:** **Mallinckrodt plc**
> **Form 10-K for the Fiscal Year Ended September 25, 2015**
> **Filed November 24, 2015**
> **Form 10-Q for the Quarterly Period Ended December 25, 2015**
> **Filed February 2, 2016**
> **File No. 001-35803**

Dear Mr. Harbaugh:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance